Owens-Illinois, Inc. One Michael Owens Way Perrysburg, Ohio 43551-2999 +1 567 336 5000 tel +1 567 336 8262 fax www.o-i.com

August 19, 2010

VIA EDGAR TRANSMISSION

Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                              Owens-Illinois, Inc.

Form 10-K for the Year Ended December 31, 2009

Form 10-Q for the Period Ended March 31, 2010

File No. 1-9576

Owens-Illinois Group, Inc.

Form 10-K for the Year Ended December 31, 2009

Form 10-Q for the Period Ended March 31, 2010

File No. 003-13061-01

Dear Mr. Decker:

We are in receipt of the Staff’s letter, dated July 22, 2010, with respect to the above-referenced Annual Report on Form 10-K and Periodic Report on Form 10-Q.  The Staff’s comments are set forth below in bold, followed by our response to each comment.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

General

1.              Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.  Our comments on the Form 10-K you filed for Owens-Illinois, Inc. also pertain to the Form 10-K filed for Owens-Illinois Group, Inc.  Please also address our comments in the financial statements for Owens-Brockway Packaging, Inc. and Owens-Brockway Glass Container, Inc., as applicable.

Financial Statements

1. Significant Accounting Policies

Property, Plant and Equipment, page 56

2.              We have read your response to comment 11 from our letter dated June 11, 2010.  You include CIP additions and other property and equipment additions in cash used in investing activities when the purchase occurs, rather than in the period in which the cash payment is actually made.  Given that there were not yet any cash payments related to these additions as required by ASC 230-10-45-13, please tell us how you determined that these additions should be included in cash used in investing activities.  It appears that these additions would not have an impact on cash used in investing activities until the subsequent period in which the cash payment was actually made.  Please also provide us for all periods presented, including interim periods, with the impact that recording these payments in the period the payment was actually made would have had on your operating, investing and financing cash flows.

Response:  While the Company acknowledges the issue raised by the staff, given the short period between purchase and payment of cash for CIP additions, the Company believes it is meaningful to its investors to show additions to CIP as investing activities in the period in which the purchase occurs.  This allows investors to see the capital investments of the Company in investing activities as they are made and at the time the Company is committed to pay the related vendor.

If the Company had recorded these payments in the period in which the payment was actually made, it estimates that operating and investing cash flows would have been impacted by the following amounts (note that there would have been no impact on financing cash flows):

	Operating Cash Flow		Investing Cash Flow
(in millions)	As Reported	Increase / (Decrease)	As Reported	Increase / (Decrease)

Year ended:
December 31, 2007	$665	$7	$1,444	$(7)
December 31, 2008	757	(8)	(377)	8
December 31, 2009	800	(38)	(418)	38

Quarter ended:
March 31, 2009	(29)	26	(45)	(26)
March 31, 2010	25	58	(122)	(58)

In assessing materiality, the Company considered the quantitative impacts noted above as well as various qualitative factors, in accordance with the guidance of Staff Accounting Bulletin No. 99.  The changes to the Company’s statement of cash flows noted above would not have masked any changes in cash flow trends, would not have impacted the Company’s results related to any analysts’ consensus expectations, would not have had any impact on the Company’s compliance with debt covenants, and would not have had any impact on management compensation.  In addition, in the Company’s periodic press releases and other communications with its investors and analysts, the Company’s discussion of cash flow focuses on free cash flow, which is defined as operating cash flow less capital expenditures.  Free cash flow would not have changed if the Company had recorded these payments in the period in which the payment was actually made.  Based on the quantitative and qualitative assessments above, the impact from recording the payments for CIP in the period they were actually made on the Company’s statement of cash flows for the years ended December 31, 2007, 2008 and 2009, would not have been material.  In addition, while the Company does not provide projections of operating results for future periods, it anticipates that the impact of this treatment on its statement of cash flows for the year ended December 31, 2010 will not be material.

14.  Pension Benefit Plans and Other Postretirement Benefits, page 77

3.              We have read your response to comment 12 from our letter dated June 11, 2010.  Please tell us the significance of your International plans relative to your total benefit obligation.  Please also tell us what your US and Non-US assumptions are.  Please quantify the impact that changes in assumptions would have, if necessary, to support your conclusion that the International plans do not use significantly different assumptions from your US plans.

Response:  As of December 31, 2009, the Company’s International pension obligation represented approximately 39% of the Company’s total pension obligation, and the Company’s obligation for its postretirement benefits other than pensions for its International plans represented approximately 30% of the total obligation for postretirement benefits other than pensions.

The following table shows the key assumptions for the U.S. and non-U.S. plans as of December 31, 2009:

Pension Benefit Plans

	U.S.	Non-U.S.

Assumptions used to determine benefit obligation
Discount Rate	5.84%	5.67%
Rate of compensation increase	5.00%	3.54%

Assumptions used to determine net periodic pension cost
Discount Rate	6.45%	5.88%
Rate of compensation increase	5.00%	2.65%
Expected long-term rate of return on assets	8.00%	6.95%

Postretirement Benefits other than Pensions

	U.S.	Non-U.S.

Assumptions used to determine benefit obligations
Discount Rate	5.68%	5.60%

Assumptions used to determine net postretirement benefit cost
Discount Rate	6.40%	6.40%

Assumed healthcare cost trend
Health care cost trend assumed for next year	8.00%	9.00%
Rate to which the cost trend rate is assumed to decline	5.00%	5.00%

The Company believes that the assumptions used for its International plans are not significantly different from its U.S. plans, and, therefore, separate disclosures are not required for the International plans.  However, based on the significance of the obligation related to the International plans, the Company will separately disclose its U.S. and International plans in future filings.  Future filings will include disclosures in a format similar to the following:

The changes in the pension benefit obligations for the year were as follows:

	U.S.		Non-U.S.
	2010	2009	2010	2009

Obligations at beginning of year		$2,136.0		$1,299.4

Change in benefit obligations:
Service cost		24.2		17.6
Interest cost		134.1		79.1
Actuarial (gain) loss, including the effect of change in discount rates		185.2		62.4
Participant contributions		—		7.4
Benefit payments		(179.7)		(73.1)
Plan amendments
Curtailments		(1.0)		(1.8)
Settlements		—		(30.3)
Special termination benefits		8.6
Foreign currency translation		—		133.5

Net change in benefit obligations	—	171.4	—	194.8

Obligations at end of year	$—	$2,307.4	$—	$1,494.2

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Please contact Scott Herlihy at (202) 637-2277 of Latham & Watkins LLP to discuss this response.

Very truly yours,

/s/ Edward C. White
Edward C. White
Senior Vice President and Chief Financial Officer